COLLINS BARROW

Collins Barrow Edmonton LLP

Chartered Accountants

1550 Allstream Tower

10250-101 Street, N.W.

Edmonton, Alberta, T5J 3P4

T. 780.428.1522

F. 780.425.8189

email:edmonton@collinsbarrow.com

October 24, 2006

Alberta Securities Commission

4th Floor, 300 – 5th Avenue S.W.

Calgary, Alberta, T2P 3C4

-and-

British Columbia Securities Commission

701 West Georgia Street

PO Box 10142, Pacific Centre

Vancouver, B.C., V7Y 1L2

Attention:  Continuous Disclosure

To whom it may concern:

RE:

Titan Trading Analytics Inc. (the “Corporation”)

Change of Auditors

Notice Pursuant to Part 4.11 of National Instrument 51-102

As required by Part 4.11 of National Instrument 51-102, we have reviewed the information contained in the Corporation’s Notice of Change of Auditor dated October 20, 2006, and do not disagree with the information contained in the notice.

We understand that the Notice of Change of Auditor, along with this letter and a similar letter from Deloitte & Touche LLP, Chartered Accountants, will be filed with the securities regulatory authorities and provided to the Corporation’s registered shareholders with the meeting materials relating to the Corporation’s next meeting of shareholders.

Yours truly,

COLLINS BARROW EDMONTON LLP

Chartered Accountants

cc:

Deloitte & Touche LLP, Chartered Accountants

Titan Trading Analytics Inc.